SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

CPEX Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number)

Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021
Attention:  Richard Rofé
Tel:  516.466.5258
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 99,367*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

CO

*  Represents the shares held directly by the Fund as of February 19, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Arcadia Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 99,367*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by the Fund as of February 19, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

M.D. Sass FinStrat Arcadia Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 99,367*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 99,367*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

99,367*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%*

14	TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by the Fund as of February 19, 2010.  Together with the shares held directly by Shelter Bay as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard Rofé

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 253,525*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 253,525*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

253,525*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.97%*

14	TYPE OF REPORTING PERSON

IN

*  Represents (i) 99,367 shares held directly by the Fund and (ii) 154,158 shares held directly by Shelter Bay, in each case as of February 19, 2010, collectively representing 9.97% of all of the outstanding shares.

CUSIP No.:  12620N104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shelter Bay Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 154,158*
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 154,158*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,158*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%*

14	TYPE OF REPORTING PERSON

OO

*  Represents the shares held directly by Shelter Bay as of February 19, 2010.  Together with the shares held directly by the Fund as of such date, the group beneficially owns 253,525 shares, representing 9.97% of all of the outstanding shares.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”, the “Company” or “CPEX”).  This Amendment No. 5 amends and restates Items 2 (the first two paragraphs only) and 5 and supplements Items 3, 4 and 7 of the Schedule 13D previously filed on January 7, 2010, as amended.

ITEM 2.               Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Arcadia Opportunity Master Fund, Ltd., a Cayman Islands exempted company with limited liability (the “Fund”); (2) Arcadia Capital Advisors, LLC, a Delaware limited liability company (the “Investment Manager”); (3) M.D. Sass FinStrat Arcadia Capital Holdings, LLC, a Delaware limited liability company (the “Managing Member”); (4) Mr. Richard Rofé, a United States Citizen (“Mr. Rofé”); and (5) Shelter Bay Holdings, LLC, a New York limited liability company (“Shelter Bay”).  The Investment Manager serves as the investment manager of the Fund.  The Managing Member serves as the managing member of the Investment Manager.  Mr. Rofé serves as the managing director and a principal of the Investment Manager, as well as the portfolio manager of the Fund.  Mr. Rofé also serves as the managing member of Shelter Bay.

The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles and accounts.  The principal business of the Managing Member is serving as the managing member of the Investment Manager.  Mr. Rofé’s principal occupation is serving as the managing director and a principal of the Investment Manager, as well as the portfolio manager of the Fund.  Shelter Bay’s principal business is holding securities of the Company.

ITEM 3.               Source and Amount of Funds or Other Consideration

The funds used by Shelter Bay to acquire the 154,158 shares of Common Stock reported herein were from personal funds of Mr. Rofé, and the amount of funds totaled in the aggregate approximately $1,664,906.

ITEM 4.               Purpose of Transaction.

From February 11, 2010 to February 16, 2010, the Reporting Persons reduced their collective beneficial ownership of Common Stock of the Company to 9.97% of all of the outstanding shares of Common Stock through open market sales of Common Stock.  On February 19, 2010, Mr. Frank sold the entirety of his remaining shares of Common Stock (154,158 shares) to Shelter Bay at Mr. Frank’s cost.

On February 17, 2010, the Fund delivered to CPEX a letter whereby the Fund (i) formally withdrew the corporate proposal letter it had previously sent to the Company on January 14, 2010 (attached as Exhibit 2 to this Schedule 13D); (ii) formally withdrew its nomination of all nominees other than Mr. Rofé under the director nominations letter previously sent to the Company on January 14, 2010 (attached as Exhibit 3 to this Schedule 13D); and (iii) reaffirmed its nomination of Mr. Rofé under such director nominations letter. The complete text of the February 17, 2010 letter is attached hereto as Exhibit 12.

The Reporting Persons’ intentions remain consistent, namely for Mr. Rofé to pursue with his personal funds the acquisition of all the issued and outstanding shares of the Company, which Mr. Rofé has the wherewithal to do.  In connection with this pursuit, the Reporting Persons intend to seek improvements in the Company’s corporate governance and business strategy for the benefit of all stockholders.

ITEM 5.               Interest in Securities of the Issuer.

(a)           As of February 19, 2010: (i) the Fund directly owns 99,367 shares of Common Stock, representing 3.9% of all of the Issuer’s outstanding Common Stock (the Investment Manager, the Managing Member and Mr. Rofé may each be deemed to beneficially own the shares of Common Stock directly owned by the Fund; each disclaims beneficial ownership of such shares); (ii) Shelter Bay directly owns 154,158 shares of Common Stock, representing 6.1% of all of the Issuer’s outstanding Common Stock (Mr. Rofé may be deemed to beneficially own the shares of Common Stock directly owned by Shelter Bay; he disclaims beneficial ownership of such shares); and (iii) the foregoing collectively beneficially own as a group 253,525 shares of Common Stock, representing 9.97% of all of the Issuer’s outstanding Common Stock.  The foregoing percentages are based on 2,542,769 shares of Common Stock outstanding as of November 10, 2009, as reported on the Issuer’s Form 10-Q filed on November 12, 2009.

(b)           The Reporting Persons (other than Shelter Bay) have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 99,367 shares of Common Stock directly owned by the Fund.  Mr. Rofé and Shelter Bay have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 154,158 shares of Common Stock directly owned by Shelter Bay.

(c)           Except as set forth in Item 4 above or in the chart below (which chart describes sales of Common Stock by Mr. Frank on the open market), no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, since the filing of the previous amendment to this Schedule 13D.

Date	Buy/Sell	Number of Shares	Price
2/11/2010	Sale	500	$15.98
2/11/2010	Sale	500	$16.0175
2/11/2010	Sale	2,071	$16.1873
2/12/2010	Sale	2,820	$16.0681
2/16/2010	Sale	50,109	$15.739

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

12.	Letter from Arcadia to CPEX dated February 17, 2010

13.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.
SHELTER BAY HOLDINGS, LLC

By:	/s/ Richard Rofé
Richard Rofé, for himself, as Managing Director of the Investment Manager (for itself and on behalf of the Fund) and as Managing Member of Shelter Bay

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Document

12.	Letter from Arcadia to CPEX dated February 17, 2010

13.	Joint Filing Agreement

Exhibit 12

Arcadia Opportunity Master Fund, Ltd.
c/o Arcadia Capital Advisors, LLC
175 Great Neck Road, Suite 406
Great Neck, NY 11021

February 17, 2010

BY FEDEX, FACSIMILE AND E-MAIL

CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, New Hampshire, 03833
Attention: Corporate Secretary

Re:	Notice of Shareholder Nomination of Individual for Election as a
Director of CPEX Pharmaceuticals, Inc.

Ladies and Gentlemen:

This letter is in response to your letter dated February 12, 2010 (the “February 12th Letter”); capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the February 12th letter.

We hereby formally withdraw (i) the Corporate Proposal Letter and (ii) our nomination of all Nominees under the Director Nominations Letter other than Mr. Rofé.

For the avoidance of doubt, the Director Nominations Letter remains in effect with respect to the nomination of Mr. Rofé, and as supplemented hereby shall serve to satisfy the notice requirements of Article II, Section 14 of the Amended and Restated Bylaws (the “Bylaws”) of CPEX Pharmaceuticals, Inc. (the “Company” or “CPEX”) as to Arcadia Opportunity Master Fund, Ltd. (“Arcadia”) nominating Mr. Rofé for election to the Board of Directors of CPEX (the “Board”) at the 2010 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

The following are responses to your February 12th Letter with respect to Mr. Rofé, the paragraphs being lettered accordingly:

a.
We believe that Mr. Rofé would qualify as independent as described, and we do not believe we are required to provide any additional information in this regard pursuant to the Bylaws.  Without prejudice to the foregoing, none of Arcadia, Mr. Rofé or their affiliates is an officer, director or affiliate (as defined under the Exchange Act) of Serenity, or owns any securities of Serenity.

1

b.
Arcadia is an investor representing approximately 9.9% of the Company’s outstanding shares.  Mr. Rofé is an active investor in the small cap, life sciences industry.  In addition, Mr. Rofé has been an entrepreneur, business owner and investor for more than twenty years.  He has been an active investor and managing capital for more than ten years.  His perspectives on market strategy and strategy execution, particularly in the small cap, life sciences industry, are particularly relevant.  The strength of his relationships to industry leaders is evidence of his experience.

c.	We hereby confirm no such involvement.

d.	Mr. Rofé has not been a director of a public company during the past five years.

e.	We hereby confirm no such family relationships.

f.	The signed consent is attached hereto as Exhibit A.

g.	We have provided all required information.

The following are responses to your February 12th Letter with respect to Arcadia, the paragraphs being lettered accordingly:

a.
We believe there is no requirement under the Bylaws to provide this list.  Without prejudice to the foregoing, Arcadia believes that it has no associates as defined in Rule 14a-1(a) under the Exchange Act, as we understand you are utilizing the term.

b.
As of the date hereof, Arcadia directly beneficially owns 99,367 shares of Common Stock, 100 of which are held of record.  Arcadia is part of a group with Mr. James Frank, who directly beneficially owns 154,158 shares of Common Stock, none of which are held of record.  As disclosed in a Schedule 13D/A filed on February 10, 2010, Mr. Frank is in the process of transferring his entire interest in such shares to an entity wholly owned and controlled by Mr. Rofé.  The foregoing group collectively beneficially owns 9.97% of all of the outstanding shares of Common Stock of the Company.

c.	We have disclosed the existence of a group and there are no further such arrangements and/or understandings.

d.	There are no such substantial interests (other than Arcadia’s interest as a shareholder of the Company).

e.	Arcadia has not been the subject of any such conviction.

2

f.	See Exhibit C of the Director Nominations Letter, as supplemented by Exhibit B hereto (and we also refer you to our public filings). No borrowed money was used in making any such purchases.

g.	Arcadia is not, and has not been within the past year, a party to any such contract, arrangement or understanding.

h.	None.

i.	Confirmed.

j.	There are no such transactions or proposed transactions.

k.	Arcadia and its associates do not have any such arrangements or understandings.

l.
We believe there is no requirement under the Bylaws to provide this information.  Without prejudice to the foregoing, Arcadia reserves the right to solicit proxies in any lawful manner as it deems appropriate.

m.	We have provided all required information.

n.	We hereby confirm that the representations made by Arcadia in the Director Nominations Letter remain true and correct, except as modified hereby.

We believe we have provided all information required by the Bylaws in connection with the nomination of Mr. Rofé, and that Mr. Rofé has been validly nominated in all respects, and we intend to commence soliciting proxies at such time as we deem appropriate.  The giving of this Notice is not an admission that the procedures for notice contained in the Bylaws are legal, valid or binding, and Arcadia reserves the right to challenge their validity.

Very truly yours,

ARCADIA OPPORTUNITY MASTER FUND, LTD.
By: Arcadia Capital Advisors, LLC, its Investment Manager

By:	/s/ Richard Rofé
Richard Rofé
Managing Director

3

EXHIBIT A

January 13, 2010

CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, New Hampshire, 03833
Attn: Corporate Secretary

Ladies and Gentlemen:

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Arcadia Opportunity Master Fund, Ltd. (“Arcadia”) of its intention to nominate the undersigned as a director of CPEX Pharmaceuticals, Inc. (“CPEX”) at the 2010 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”), (ii) being named as a nominee in any proxy statement filed by Arcadia in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of CPEX if elected at the Annual Meeting.

 Very truly yours,

Richard S. Rofé

4

EXHIBIT B

Mr. James Frank (member of a “group” with Arcadia Opportunity Master Fund, Ltd.)

Date	Type	No. Shares	Price per Share

2/11/2010	Sale	500	$15.98
2/11/2010	Sale	500	$16.0175
2/11/2010	Sale	2,071	$16.1873
2/12/2010	Sale	2,820	$16.0681
2/16/2010	Sale	50,109	$15.739

5

Exhibit 13

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of CPEX Pharmaceuticals, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  February 19, 2010

RICHARD ROFÉ
ARCADIA CAPITAL ADVISORS, LLC
ARCADIA OPPORTUNITY MASTER FUND, LTD.
SHELTER BAY HOLDINGS, LLC

By:	/s/ Richard Rofé
Richard Rofé, for himself, as Managing Director of the Investment Manager (for itself and on behalf of the Fund) and as Managing Member of Shelter Bay

M.D. SASS FINSTRAT ARCADIA CAPITAL HOLDINGS, LLC

By:	/s/ Phil Sivin
Phil Sivin, Authorized Signatory

1